January 5, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn:	John P. Lucas

Re:	AMCOL International Corporation
Registration Statement on Form S-3 File No. 333-161802

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AMCOL International Corporation (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Friday, January 8, 2010, at 12:00 p.m., Eastern Time, or as soon thereafter as practicable.

In making this acceleration request, the Company represents and acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kerry A. Vyverberg of Locke Lord Bissell & Liddell LLP at (312) 443-0598 upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours,

AMCOL INTERNATIONAL CORPORATION

By:	/s/ Donald W. Pearson
Name:	Donald W. Pearson
Title:	Chief Financial Officer

cc:           James W. Ashley, Jr.
Kerry A. Vyverberg